Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Three Months Ended March 31,	Years ended December 31,
($ in thousands)	2016	2015	2014	2013	2012	2011
Earnings (1):
Income (loss) before income taxes	$16,911	$58,401	$41,044	$50,080	$42,830	$38,225
Add: Fixed charges from below	3,032	12,369	14,386	18,137	28,002	33,950
Earnings including interest expense on deposits (a)	$19,943	$70,770	$55,430	$68,217	$70,832	$72,175

Less: interest expense on deposits	(2,391)	(10,412)	(10,487)	(11,142)	(15,406)	(21,658)
Earnings excluding interest expense on deposits (b)	$17,552	$60,358	$44,943	$57,075	$55,426	$50,517

Fixed charges (1):
Interest on deposits	$2,391	$10,412	$10,487	$11,142	$15,406	$21,658
Interest on borrowings	641	1,957	3,899	6,995	7,761	8,497
TARP preferred stock dividends (pre-tax)	—	—	—	—	4,835	3,795
Fixed charges including interest on deposits (c)	$3,032	$12,369	$14,386	$18,137	$28,002	$33,950

Less: interest expense on deposits	(2,391)	(10,412)	(10,487)	(11,142)	(15,406)	(21,658)
Fixed charges excluding interest expense on deposits (d)	$641	$1,957	$3,899	$6,995	$12,596	$12,292

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (2)	27.37x	30.85x	11.53x	8.16x	4.40x	4.11x
Including interest on deposits (a/c)	6.58x	5.72x	3.85x	3.76x	2.53x	2.13x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (2)	27.37x	30.85x	11.53x	8.16x	6.52x	5.50x
Including interest on deposits (a/c)	6.58x	5.72x	3.85x	3.76x	2.85x	2.27x

(1) As defined in Item 503(d) of Regulation S-K.

(2) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.